October 9, 2009

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, DC 20549

Re :

Comment Letter dated 9/22/09 for Regan Holding Corp.

Form 10-K, 10-K/A for Fiscal Year Ended December 31, 2008

Form 10-Q/A for Quarterly Period Ended March 31, 2009

Form 10-Q for Quarterly Period Ended June 30, 2009

File No. 000-19704

Dear Mr. Rosenberg:

We are in receipt of your comment letter dated September 22, 2009 and are in the process of finalizing our response. Since part of the response requires us to file certain material agreements that contain proprietary information, which information we intend to redact, we are currently working with our counsel to request confidential treatment for the redacted information.

We expect to have our response and any required SEC filings and/or disclosures filed by Friday, October 16, 2009.

Sincerely,

/s/ R. Preston Pitts

President

Regan Holding Corp.